UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                         Commission File Number 0-29076
                                                                -------

                                BIORA AB (publ)
        ---------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                            SE-205 12 MALMO, SWEDEN
                          TELEPHONE: +46-40-32-13-33
        ---------------------------------------------------------------
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                ORDINARY SHARES
        ---------------------------------------------------------------
            (Title of each class of securities covered by this Form)


                                      NONE
        ---------------------------------------------------------------
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)     |_|         Rule 12h-3(b)(1)(i)     |_|
     Rule 12g-4(a)(1)(ii)    |_|         Rule 12h-3(b)(1)(ii)    |_|
     Rule 12g-4(a)(2)(i)     |_|         Rule 12h-3(b)(2)(i)     |_|
     Rule 12g-4(a)(2)(ii)    |X|         Rule 12h-3(b)(2)(ii)    |X|
                                         Rule 15d-6              |_|

   Approximate number of holders of record as of the certification
   or notice date:      395
                     ----------

   Pursuant to the requirements of the Securities Exchange Act of 1934, BIORA AB has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  December 29, 2003               By:    /s/ Donna Janson
                                              -----------------------
                                       Name:  Donna Janson
                                       Title: Chief Executive Officer

                                   APPENDIX A


TOTAL ASSETS OF BIORA AB UNDER U.S. GAAP
ON THE LAST DAY OF MOST RECENT THREE FISCAL YEARS
(All figures and exchange rates as disclosed in the Biora AB 20-F filed on June 30, 2003)



                                  TOTAL ASSETS      TOTAL ASSETS IN       EXCHANGE RATE
                                     IN US $         SWEDISH KRONOR        SEK PER US $
                                                         (SEK)             ON LAST DAY
                                                                          OF FISCAL YEAR
YEAR ENDED DECEMBER 31, 2000 -     $9,186,000       SEK 86,756,000           9.4440

YEAR ENDED DECEMBER 31, 2001 -     $8,489,000       SEK 88,767,000           10.4571

YEAR ENDED DECEMBER 31, 2002 -     $9,412,000       SEK 81,834,000           8.6950